

Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au


10016492

14 October 2010


SEC MAIL PROCESSING
RECEIVED
OCT 2 5 2010
WASH., D.C.
211
SECTION

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

Media statement

13 October 2010

Manaia well now producing

The Maari development has reached another significant milestone with oil now flowing from the Manaia well.

Some eight kilometres long, the well targeted the Mangahewa formation of the Manaia structure.

"While it's still early days, it's always pleasing to see a new well come on-stream," said OMV New Zealand Managing Director Dr Wayne Kirk. "It marks another chapter in the ongoing development of the Maari field and the Greater Maari Area."

Now that oil flow has been established, the focus turns to production testing, he explained. This includes assessing the field's production rate, oil properties and determining if additional wells might be warranted.

"We anticipate it's going to take several months of production to accurately determine recoverable reserves for Manaia," Dr Kirk said. "That information will be also used to help determine whether we will drill more wells but at this point, we simply don't have enough information about the field to make any sort of determination."

"Drilling an eight kilometre long well is challenging enough, yet despite the technical challenges, it's very pleasing to see the commitment both staff and contractors have shown to bringing the Manaia well safely on stream."

The Manaia field, located over 6 kilometres away from Maari, is a separate geological structure, but the oil is produced through the Tiro Tiro Moana Well Head Platform and into the Raroa FPSO like all the main Maari wells.

In July, Crown Minerals approved the amalgamation of the Manaia field into the Maari mining permit. This made it easier to make the transition from an appraisal well to production testing and allows OMV to focus on the Maari area as a whole, Dr Kirk said.

... (2)

OMV New Zealand was awarded petroleum project of the year at the inaugural 'Deloitte Energy Excellence Awards' for the Manaia well – the longest oil well ever drilled in New Zealand.

The Maari and Manaia fields are operated by OMV NZ Ltd on behalf of the Maari Joint Venture partners OMV New Zealand, Todd Maari Ltd, Horizon Oil International, and Cue Taranaki Pty Ltd.

Ends

For further information, contact Simone Keough on 021 366 060

Background information:

OMV in New Zealand
OMV New Zealand is this country's largest liquid hydrocarbon producer and the third largest gas producer.

It has been active here since 1999 when it acquired shares in the Maari oil discovery which it developed and now operates. Focusing strictly on exploration and production in New Zealand, OMV New Zealand currently holds shares in the Maui and Pohokura gas fields and the Maui pipeline. OMV New Zealand also has 9 offshore exploration permits in the Taranaki and Great South Basin regions.

OMV New Zealand is a subsidiary of OMV Aktiengesellschaft, also known as the OMV Group.

OMV Aktiengesellschaft
With Group sales of EUR 17.92 bn and a workforce of 34,676 employees in 2009, OMV Aktiengesellschaft is one of Austria's largest listed industrial companies. As the leading energy Group in the European growth belt, OMV is active in Refining & Marketing (R&M) in 12 countries. In Exploration & Production (E&P) OMV is active in 16 countries on four continents. In Gas & Power (G&P) OMV sells approximately 13 bcm gas per year. Through its 2,000 km long gas pipeline network in Austria G&P transports approximately 75 bcm gas annually. OMV's Central European Gas Hub is with around 23 bcm annual trading volume one of the most important gas hubs in Continental Europe.

OMV is the leading energy Group in the European growth belt with oil and gas reserves of approximately 1.19 bn boe, daily production of around 318,000 boe in Q2/10 and an annual refining capacity of approximately 26 mn t. OMV now has 2,319 filling stations as of Q2/10. The market share of the group in the R&M business segment in the Danube Region is now 20%.

OMV further strengthened its leading position in the European growth belt through the acquisition of 41.58% of Petrol Ofisi, Turkey's leading company in the retail and commercial business.

Sustainability
OMV is a signatory to the UN Global Compact, and an active supporter to the values enshrined in its Code of Conduct. These include a strong sense of responsibility towards the social and natural environment, especially in economically weak regions. OMV continuously addresses economic, environmental and social issues related to its business in a responsible manner. The Company reports on its activities in a sustainability report in accordance with the Global Reporting Initiative Guidelines. This report is published at the same time as the annual report.